

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com


10015714

Ref. No. TC 222/2010

April 29, 2010

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Shin Satellite Public Co Ltd

Re: Information Filing to the Stock Exchange of ~~Thailand of Thaicom Public Company Limited~~

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 031/2010**

  Subject: Report of factual events relating to the news that the government will revoke the Satellite Concession Agreement with Thaicom Public Company Limited

  Date: April 29, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

T. Chuaychoo

Ms. Tanyapas Chuaychoo
Corporate Communications Manager
Thaicom Public Company Limited
Enclosure

Dlw 5/14

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
April 29, 2010

TC-CP 031/2010

April 29, 2010

Subject; Report of factual events relating to the news that the government will revoke the Satellite Concession Agreement with Thaicom Public Company Limited

To: The President
Stock Exchange of Thailand

There was a report in the press (Krungthep Turakit and Matichon on 28 April 2010 and Posttoday and Khaohoon on 29 April 2010 and etc.) mentioning about possibility of revocation of the Satellite Concession Agreement with Thaicom Public Company Limited (the "Company") as the Company did not suspend the broadcasting of People Channel Television ("PTV") as requested by the government, and the Company's notification in Krungthep Turakit on 29 April 2010 stating that the Company did not uplink PTV's signal and PTV is not the Company's customer.

The Company would like to inform that the Company fully co-operate and comply with MICT's and the relevant authorities and the Company took prompt actions upon receipt of order or request from the relevant authorities, and also reported the actions taken by the Company to the relevant authorities on a regular basis, and later there was no service to PTV on Thaicom satellite since.

The company would like to confirm that it has complied with the terms and conditions of the Satellite Concession Agreement, and with MICT's instructions.

Please be informed accordingly.